March 13, 2026

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zynex, Inc.
Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-286780)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 initially filed with the Securities and Exchange Commission (the “Commission”) by Zynex, Inc. (the “Registrant”) on April 25, 2025 (File No. 333-286780) (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

As previously disclosed, on December 15, 2025, the Registrant and certain of its subsidiaries filed voluntary petitions (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Court”). The Chapter 11 Cases are being jointly administered under the caption In re Zynex, Inc., et al., Case No. 25-90810. As a result of the Chapter 11 Cases, he Registrant has determined not to proceed with the proposed offering of the securities contemplated by the Registration Statement. Because the proposed offering will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact Kenneth Wallach, Sunny Cheong or Catherine Ciriello of Simpson Thacher & Bartlett LLP at (212) 455-3352, (212) 455-2485 or (212) 455-3471, respectively.

Sincerely,
Zynex, Inc.

/s/ John Bibb
John Bibb
Chief Legal Officer

cc:	Simpson Thacher & Bartlett LLP
Kenneth Wallach
Sunny Cheong
Catherine Ciriello